Free Writing Prospectus

Filed Pursuant to Rule 433

Reg. Statement No. 333-173886

Barclays PLC

Fixed Income Investor H1 2013 Results Call

30 July 2013

Chris Lucas

Group Finance Director

H1 2013 performance highlights

Adjusted income 15,071 15,492 (3)

Credit impairment charges & other provisions (1,631) (1,710) (5)

Op. expenses, excl. Costs to Achieve Transform (9,141) (9,520) (4)

Costs to Achieve Transform (640) -

Adjusted profit before tax 3,591 4,339 (17)

Statutory profit before tax 1,677 871 93

Adjusting items:

Own credit 86 (2,945)

Provision for PPI and IRHP1 (2,000) (750)

Gain on disposal of BlackRock investment - 227

Asset quality: annualised loan loss rate 63bps 67bps (4bps)

1 Payment Protection Insurance (PPI) and Interest Rate Hedging Products (IRHP)

3 | Barclays Fixed Income Investor H1 2013 Results Call | 30 July 2013

Benoit de Vitry

Group Treasurer

Leverage ratios

Łbn (rounded numbers for presentation purposes)

Tier 1 51.6(11.6) 40.0(0.2)(2.5) 0.8 38.1(4.1) 34.0

capital

Leverage 975 438 1,413—85 61 1,559—1,559

exposure

• We will continue to manage our balance sheet on average basis in order to reduce both volatility and absolute level of our adjusted gross leverage

Additional focus on optimising the business for fully-loaded CRD IV requirements.

1 Pre-restatement published on 16 April 2013 2 FL: fully loaded 3 relates to Absa minority interest from CET1 CRD IV leverage ratio

4 Prudential Regulation Authority (PRA)

5 | Barclays Fixed Income Investor H1 2013 Results Call | 30 July 2013

Leverage plan

Delivery of 3% PRA leverage ratio target by June 2014

We are confident that we will exceed PRA 7% adjusted CET1 ratio target by end of December

We identified clear actions to exceed the 3% PRA leverage ratio target by June 2014:

– Raise c. Ł5.8bn, net of expenses, through underwritten rights issue

– Reduce CRD IV leverage exposure by Ł65-80bn

– Raise up to Ł2bn of CRD IV qualifying AT1

– Retention of earnings and other forms of capital accretion.

We expect Fixed Income investors to benefit from our enhanced financial strength resulting from the combination of the leverage plans and Transform initiatives

1 Reflects already identified, low execution risk management actions, equivalent to Ł2.0-2.5bn of capital accretion

6 | Barclays Fixed Income Investor H1 2013 Results Call | 30 July 2013

Funding

	Dec-2012	Jun-2013	Projected 2015[1]
Group loan to deposit ratio	110%	102%	c.103-107%
< 1 year wholesale funding / wholesale funding	42%	43%	c.42-44%
Customer loans & advances encumbrance ratio	17%	14%	< 25%
WAM wholesale funding (excl. liquidity pool)	61 months	61 months	c.54-57 months

[1] projections based on market conditions prevailing at end of June 2013

2012-2015 total funding[2]



Total funding £540bn
Total funding £552bn
Total funding
16%
20%
7%
4%
53%
14%
18%
7%
4%
58%
c. 35-40%
c. 60-65%
Dec-12
Jun-13
Projected 2015
Customer deposits
Sub. debt
Secured term funding
Short term debt and other deposits
Unsecured term funding
Wholesale debt

- Balance sheet well funded across the curve and in all major currencies
- Optimisation of balance sheet to improve risk profile, by using more stable and diverse sources of funds
- Funding sized to meet business needs, while ensuring compliance with Liquidity Risk Appetite (LRA) and regulatory requirements
- Commitment to public benchmark issue

[2] total funding = RBB, Corp. bank, Wealth and Investment bank customer deposits excl. Absa (Jun-13: £338bn) + wholesale funding excl. gold repo and fair value deposits (Jun-13: £203bn) + FLS (Jun-13: £6bn) + bilateral secured term funding (Jun-13: £5bn)

7 | Barclays Fixed Income Investor H1 2013 Results Call | 30 July 2013

BARCLAYS

Term funding plans

??Commitment to maintain access to a diversified funding base, across different products and multiple currencies ??Reduced funding requirements due to:

– Higher than expected deposit growth

– Run down of legacy assets

– Pre-funding of 2013 requirements in 2012

c.Ł27bn c.Ł27bn

c.Ł24bn

c.Ł22bn

c.Ł18bn

Ł8-10bn1

Ł6-8bn1

Ł1-3bn1

2012 Maturities 2012 Issuances 2013 Maturities 2013 Issuances 2014 Maturities 2014 Issuances 2015 Maturities 2015 Issuances

Term funding maturities Unsecured term funding (senior public & private, and subordinated debt) Secured term funding (excl. FLS)

1 projections based on market conditions prevailing at end of June 2013, net of buy backs

8 | Barclays Fixed Income Investor H1 2013 Results Call | 30 July 2013

Liquidity risk management

Dec-2012 Jun-2013 Projected 20151

Liquidity pool Ł150bn Ł138bn Ł110-130bn

LRA2 Barclays-specific 1-month stress test 129% 111% > 100%

Liquidity surplus Ł34bn Ł14bn Variable

Liquidity Coverage Ratio (LCR) 126% 111% > 100%

Net Stable Funding Ratio (NSFR) 104% 105% > 100%

1 projections based on market conditions prevailing at end of June 2013 2 LRA: Liquidity Risk Appetite

Ł150bn

Ł138bn Ł110-130bn

13%

15%

31% c.55%

34%

56% 51% c.45%

Cash and deposits with central banks Government bonds3 Other liquid and unencumbered assets Non-cash and deposits with central banks4

Twin objectives of liquidity surplus right-sizing:

– Reduce carry cost of liquidity pool

– Achieve 3% PRA leverage ratio target by June 2014

Efficiently manage composition of the liquidity pool to optimise its cost

Maintain very conservative approach to liquidity risk management

3 over 80% from the UK, the US, Japan, France, Germany, Denmark, Switzerland and the Netherlands 4 government bonds and other liquid and unencumbered assets

9 | Barclays Fixed Income Investor H1 2013 Results Call | 30 July 2013

Capital Structure



17.4% Total Capital Ratio
3.9% £15.2bn T2
2.4% £9.2bn T1 (traditional)
11.1% £42.9bn CT1
Barclays Q2 2013 Capital Structure (Basel 2.5)
17.0% Total Capital Ratio
5.0% T2 / senior unsecured
1.5% AT1
2% contingent capital
1.5% internal buffer
9%
2.0% G-SIFI[1]
7%
2.5% Capital conservation buffer
4.5% Equity
Barclays "Target" CRD IV / ICB Capital Structure

Current capital metrics	30 Jun 13
CT1 ratio	11.1%
CT1 ratio buffer above 7% trigger	4.1%

Estimated CRD IV capital ratios	30 Jun 13
CRD IV transitional CET1 ratio	10.0%
CRD IV fully-loaded CET1 ratio	8.1%

- Capital plans delivering PRA adjusted 7% fully-loaded CET1 ratio by December 2013
- CRD IV fully-loaded CET1 ratio of 10.5% to be achieved in early 2015
- Significant role of contingent capital in efficiently achieving our capital goal:
  - AT1 CoCos to count towards PRA leverage ratio target
  - T2 CoCos strengthen our capital position
  - Rights issue estimated to increase June CET1 ratios by 123bps to 9.3%

[1] G-SIFI: Global Systemically Important Financial Institutions

10 | Barclays Fixed Income Investor H1 2013 Results Call | 30 July 2013

BARCLAYS

Regulation

Working with regulators to ensure financial stability and minimise impact for all stakeholders ?CRD IV already included in our working assumptions and models ?Strengthening financial position and processes to protect the Bank from a stress scenario and maximise business continuity in such an event ?Proactively thinking about structural reform

– Ring-fenced structure recommended by the Independent Commission on Banking / HM Treasury

– Single point of entry

– Section 165 of Dodd-Frank Act

– Liikanen report

11 | Barclays Fixed Income Investor H1 2013 Results Call | 30 July 2013

Summary

• A major global financial services provider with strong customer focus and client franchise

Business model

• Diversified businesses, in multiple geographies, delivering resilient underlying earnings

• Solid capital position with clear plan to deliver fully-loaded CRD IV CET1 ratio of 10.5% in early 2015

Capital

• Making good progress in delivery of RWA optimisation plans, to offset the impact of new regulation and grow selected businesses

• Acceleration of actions to deliver a PRA-defined leverage ratio target of

3% by June 2014, with no material impact on our revenue

Leverage

• Rights issue included in leverage plans would result in a 123bps increase in our estimated CET1 ratios

• Diversified funding base, combining customer deposits and wholesale funding, in multiple currencies and different maturities

Liquidity & Funding • Sound liquidity position, already compliant with anticipated CRD IV requirements (LCR and NSFR)

• Strengthening financial position and processes to maximise business stability and continuity

Regulation

• Proactive and practical approach to managing regulatory changes,

including structural reform

12 | Barclays Fixed Income Investor H1 2013 Results Call | 30 July 2013

Barclays PLC

Fixed Income Investor H1 2013 Results Call

30 July 2013

Legal disclaimers

Important Notice

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Information in this document in relation to the rights issue is not for publication, release or distribution, directly or indirectly, in whole or in part, in or into any jurisdiction in which it would be unlawful to do so. The distribution or release, directly or indirectly, of this document or information referred to herein other than in the United Kingdom may be restricted by law and therefore persons into whose possession this document and/or any related documents comes should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdictions.

This document is an advertisement and does not constitute a prospectus or a prospectus equivalent document and is for information purposes only and does not constitute or form part of any offer or invitation to sell, or an invitation to induce an offer or issue, or any solicitation of any offer to acquire any securities of Barclays, in any jurisdiction in which such an offer or solicitation is unlawful. You should not subscribe or purchase any securities except on the basis of the information in the prospectus, whichistobe published in due course.

Notice to US investors and ADS holders. In the United States, the rights issue will be made pursuant to a U.S. prospectus that Barclays expects to file with the US Securities and Exchange Commission (the “SEC”) in September 2013. The U.S. prospectus will describe, among other things, how ADS holders will be able to participate in the rights issue. Barclays has filed a registration statement on Form F-3 (including a base prospectus) (Registration No. 333-173886) with the SEC relating to its ordinary shares and for the offering to which this document relates. Before you invest, you should read the base prospectus in that registration statement, as it may be amended from time to time, the U.S. prospectus (when it is filed) and other documents Barclays has filed, and will file, with the SEC for more complete information about Barclays and the rights issue. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or by accessing Barclays website at www.barclays.com. Alternatively, copies of the base prospectus and, when available, the U.S. prospectus may be obtained by contacting Barclays, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone (888) 603-5847 or e-mail a request to barclaysprospectus@broadridge.com.

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14 | Barclays Fixed Income Investor H1 2013 Results Call | 30 July 2013

Legal disclaimers

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Barclays Group’s (the “Group”) plans and its current goals and expectations relating to its future financial condition and performance.

Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as “may,” “will,” “seek,” “continue,” “aim,” “anticipate,” “target,” “expect,” “estimate,” “projected,” “intend,” “plan,” “goal,” “believe,” “achieve” or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairments, charges, business strategy, capital ratios, leverage, payment of dividends, including dividend pay-out ratios, projected levels of growth in the banking and financial markets, projected costs, original and revised commitments and targets in connection with the Transform programme, deleveraging actions (including the Leverage Plan), estimates of capital expenditures, and plans and objectives for future operations and other statements that are not historical fact.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, U.K. domestic, Eurozone and global macroeconomic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and foreign exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued securities, volatility in capital markets, particularly as it may affect the timing and cost of planned capital raisings, the policies and actions of governmental and regulatory authorities (including, among others, requirements regarding capital and Group structures, regulatory approval for any dividend it proposes, and the potential for one or more countries exiting the Eurozone), changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (“IFRS”) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS and prudential capital rules, the outcome of current and future legal proceedings, future levels of conduct provisions, the success of future acquisitions and other strategic transactions and the impact of competition, a number of which factors are beyond the Group’s control. As a result of these uncertain events and circumstances, the Group’s actual future results, dividend payments and capital and leverage ratios may differ materially from the plans, goals and expectations set forth in such forward-looking statements. The list above is not exhaustive and there are other factors that may cause the Group’s actual results to differ materially from the forward-looking statements contained in this document. Additional risks and factors are identified in Barclays filings with the SEC, including in the Barclays PLC and Barclays Bank PLC Annual Report on Form 20-F for the fiscal year ended 31 December 2012, which is available on the SEC’s website at http://www.sec.gov. You are also advised to read carefully the additional risks and other factors that will be identified in the applicable U.K. prospectus and the applicable U.S. prospectus before making any investment decision in the rights issue.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the Prudential Regulation of growth in the banking and financial markets, projected costs, commitments in connection with the Transform Programme, estimates of capital Authority, the Financial Conduct Authority, the London Stock Exchange plc (the “LSE”) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Barclays’ expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the LSE and/or has filed or may file with the SEC.

Nothing in this document is intended, or is to be construed as a profit forecast or to be interpreted to mean that earnings per Barclays share for the current or future financial years will necessarily match or exceed the historical published earnings per Barclays share.

15 | Barclays Fixed Income Investor H1 2013 Results Call | 30 July 2013

Legal disclaimers

Certain non-IFRS measures

This document includes certain non-IFRS measures. These non-IFRS measures are important to understanding the background of, and rationale for, the rights Issue as well as the Group’s capital and leverage position in light of the implementation of CRD IV and requirements of the Prudential Regulation Authority (“PRA”). The CRD IV-based measures have been calculated on the basis of the Group’s current interpretation of CRD IV. These regulatory measurements are not yet in force and are not yet required to be disclosed by the Group and, as such, represent non-IFRS measures. Measures presented on a “transitional” basis are calculated by taking into account the FSA’s statement on CRD IV transitional provisions in October 2012, assuming they were applied as at 30 June 2013. Measures presented on a “fully loaded” basis are calculated without applying CRD IV transitional provisions and assume that the phase-in of the transitional provisions is complete and all of CRD IV applied in the form that the Group currently expects it to apply. The final impact of CRD IV is dependent on technical standards to be finalised by the European Banking Authority and on the final UK implementation of the rules. The Group’s interpretation of CRD IV and the basis of the Group’s calculation of CRD IV-based measures may be different from those of other financial institutions. This document includes the following CRD IV-based metrics, which are described in more detail in this document and in the Group’s announcement (Barclays PLC Announces Leverage Plan) dated 30 July 2013. This document should also be read in conjunction with the Group’s 2013 Interim Results and Leverage Plan presentation dated 30 July 2013 (“Results and Leverage Plan Presentation”).

CRD IV CET1 capital on a transitional and fully loaded basis. See the “Estimated Impact of CRD IV – Capital and RWAs” table in the Results and Leverage Plan Presentation for a reconciliation of CRD IV CET1 capital to Core Tier 1 capital, which is calculated on the basis that currently applies to the Group under applicable regulatory requirements.

CRD IV risk weighted assets (“RWAs”) on a transitional and fully loaded basis. See the “Estimated Impact of CRD IV – Capital and RWAs” table in the Results and Leverage Plan Presentation for a reconciliation of CRD IV RWAs to RWAs as calculated on the basis that currently applies to the Group under applicable regulatory requirements.

CRD IV CET1 ratio on a transitional and fully loaded basis, which represents CRD IV CET1 capital divided by CRD IV RWAs. See the “Estimated Impact of CRD IV–Capital and RWAs” table in the Results and Leverage Plan Presentation for a reconciliation of the components of the CRD IV CET1 ratio to the respective components of Core Tier 1 ratio, as calculated on the basis that currently applies to the Group under applicable regulatory requirements.

CRD IV leverage exposure on a fully loaded basis. CRD IV leverage exposure makes certain adjustments to Total assets under IFRS in accordance with the Group’s interpretation of CRD IV requirements. See the “Movements in CRD IV and PRA leverage ratios” table in the Results and Leverage Plan Presentation for a reconciliation of CRD IV leverage exposure to Total assets under IFRS.

CRD IV leverage ratio on a fully loaded basis, which represents CRD IV CET1 capital divided by CRD IV leverage exposure. See the “Estimated Impact of CRD IV –Capital and RWAs” table in the Results and Leverage Plan Presentation for a reconciliation of CRD IV CET1 capital to Core Tier 1 capital, and see the “Movements in CRD IV and PRA leverage ratios” table in the Results and Leverage Plan Presentation for a reconciliation of CRD IV leverage exposure to Total assets.

With respect to the metrics reflecting the PRA adjustments – PRA-adjusted fully loaded CET1 capital and PRA leverage ratio – included in this document, these metrics apply the PRA adjustments to the Group’s fully loaded CRD IV CET1 capital and CRD IV leverage ratio, respectively. Reconciliations of the PRA-adjusted fully loaded CET1 capital to the Group’s CRD IV CET1 capital on a fully loaded basis and of the PRA leverage ratio to the Group’s CRD IV leverage ratio are shown in the table entitled “Movements in CRD IV and PRA leverage ratios” in the Results and Leverage Plan Presentation.

16 | Barclays Fixed Income Investor H1 2013 Results Call | 30 July 2013

Legal disclaimers

Certain non-IFRS measures (continued)

This document includes certain non-IFRS measures in connection with the Group’s results for the half-year ended 30 June 2013. Barclays management believes that the non-IFRS measures included in this document provide valuable information to readers of its financial statements because they enable the reader to identify a more consistent basis for comparing the business’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. However, any non-IFRS measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Key non-IFRS measures included in this document, and the most directly comparable IFRS measures are described below. Quantitative reconciliations of these measures to the relevant IFRS measures are included in Exhibit 99.1 of the Group’s Form 6-K filed with the SEC on

30 July 2013 with respect to the Group’s half-year results, and such quantitative reconciliations are incorporated by reference into this document.

Adjusted profit/(loss) before tax is the non-IFRS equivalent of profit/(loss) before tax as it excludes the impact of own credit; gains on debt buy-backs; impairment and disposal of the investment in BlackRock, Inc.; the provision for Payment Protection Insurance redress payments and claims management costs (“PPI redress”); the provision for interest rate hedging products redress and claims management costs (interest rate hedging products redress); goodwill impairments; and gains and losses on acquisitions and disposals. The regulatory penalties relating to the industry-wide investigation into the setting of interbank offered rates have not been excluded from adjusted measures. A reconciliation of IFRS and Adjusted profit/(loss) before tax is presented on slide 3 of this document.

Adjusted income and total income/(expense) net of insurance claims on an adjusted basis represents total income/(expense) net of insurance claims excluding the impact of own credit and gains on debt buy-backs.

Adjusted operating expenses represents operating expenses excluding the provision for PPI redress, provision for interest rate hedging product redress and goodwill impairment.

Adjusted return on average risk weighted assets represents adjusted profit after tax, divided by average risk weighted assets. The comparable IFRS measure is return on average risk weighted assets, which represents profit after tax divided by average risk weighted assets.

Adjusted gross leverage is a non-IFRS measure representing the multiple of adjusted total tangible assets over total qualifying Tier 1 capital. Adjusted total tangible assets are total assets adjusted to allow for derivative counterparty netting where the Group has a legally enforceable master netting agreement, assets under management on the balance sheet, settlement balances and cash collateral on derivative liabilities, goodwill and intangible assets. This measure has been presented as it provides for a metric used by management in assessing balance sheet leverage. Barclays management believes that disclosing a measure of balance sheet leverage provides useful information to readers of Barclays financial statements as a key measure of stability, which is consistent with the views of investors. The comparable IFRS measure is the ratio of total assets to total shareholders equity.

Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) are calculated according to definitions and methodologies detailed in the standards provided by the Basel Committee on Banking Supervision. The original guidelines released in December 2010 (‘Basel III: International Framework for Liquidity Risk Measurement, Standards and Monitoring’, December 2010) were revised for the calculation of the LCR and NSFR ratio in January 2013 (‘Basel III: The Liquidity Coverage Ratio and liquidity risk monitoring tools’, January 2013). The metrics are regulatory ratios that are not yet finalised in local regulations and, as such, represent non-IFRS measures. This definition and the methodologies used to calculate these metrics are subject to further revisions ahead of their respective implementation dates and our interpretation of these calculations may not be consistent with other financial institutions. As at 1 January 2015, institutions will be required to comply with a 60% LCR. This will increase gradually to 100% by 1 January 2018.

17 | Barclays Fixed Income Investor H1 2013 Results Call | 30 July 2013